Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Amcor plc

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

NewsRelease AMCOR ANNOUNCES RESULT FOR THE HALF YEAR ENDED 31 DECEMBER 2018 Statutory profit for the half year ended 31 December 2018 was USD 267.6 million. Underlying profit(1) for the half year ended 31 December 2018 was USD 328.5 million. Highlights – underlying earnings unless otherwise indicated(1)(2) • • • • • • Profit after tax (PAT) of USD 328.5 million 3.4% higher than last year on a constant currency basis; Earnings per share (EPS) of 28.4 US cents 3.4% higher than last year on a constant currency basis; Profit before interest and tax (PBIT) of USD 509.6 million 2.4% higher than last year on a constant currency basis; Operating cash flow of USD 115.3 million(3) 27.0% higher than last year; Interim dividend per share increased to 21.5 US cents. Paid as 29.78 AUD cents, up 13.8%; and All-stock Bemis transaction expected to close in the second quarter of calendar year 2019. Key financials and ratios(1)(2) Constant Currency % Financials (USD million) 1H18 1H19 % Ratios 1H18 1H19 (1) to (5) refer to pages 9 and 10 for relevant footnotes and definitions of various measures used within this news release. Amcor has released to the Australian Securities Exchange a presentation on its financial results for the half year ended 31 December 2018. This is available at www.amcor.com. NOTE: Throughout this document all outlook and guidance comments relate to Amcor on a stand-alone basis and exclude any impact from the Bemis transaction announced on 6 August 2018. Subject to closing conditions, the transaction is expected to close in the second quarter of calendar year 2019. 11 February 2019 Sales revenue4,502.2 PBIT513.8 PAT329.7 EPS (US cents)28.5 Operating cash flow(3)90.8 4,551.8 509.6 328.5 28.4 115.3 1.1 (0.8) (0.4) (0.4) 27.0 4.3 2.4 3.4 3.4 PBIT margin %11.4 Return on funds employed %(4)19.7 Average working capital to sales %10.4 Leverage, times(5)2.9 Dividend per share (US cents)21.0 11.2 19.2 10.0 2.8 21.5 Good first half year result and outlook for full year unchanged Amcor’s CEO Mr Ron Delia said: “Amcor had a good first half year with earnings growth in line with our expectations and balanced across the Flexibles and Rigids packaging segments. Cashflow and the balance sheet also remained strong and the interim dividend increased to 21.5 US cents per share. “Some of the highlights within Amcor over the last six months include further improvements in our world class safety performance, with the number of recordable cases decreasing by 20% compared with last year, continued sales growth with multinational and regional customers and in healthcare packaging globally and strong earnings growth in emerging markets. “We remain on track to deliver against the full year outlook we provided in August 2018, which has not changed. In the 2019 financial year we expect both the Flexibles and Rigids segments to achieve solid underlying earnings growth in constant currency terms, and cash flow is expected to be strong. “Amcor is uniquely positioned in the packaging industry with scale and leadership positions in both flexible and rigid packaging, a broad, global footprint and leading innovation capabilities. By combining with Bemis, there is a unique opportunity to further strengthen our industry leading value proposition for customers and employees, and to deliver the most sustainable innovations for the environment. Significant value will also be created for shareholders through USD 180 million of cost synergies and a stronger financial profile going forward, including higher margins and cash flow and the potential for higher growth. Significant progress has been made towards completing the transaction, which is expected in the second quarter of calendar year 2019. “The opportunities ahead for Amcor are substantial and we look forward to building an even stronger future with our new Bemis colleagues and customers.”

Update on Bemis transaction Further to the update on 25 January, Amcor continues to expect the all-stock transaction will close in the second quarter of calendar year 2019. The process toward securing required antitrust clearances and other regulatory consents in all jurisdictions which are conditional to closing has either been completed or is progressing in line with expectations. The transaction remains subject only to regulatory approval in Europe, the United States and Brazil. Amcor is in advanced discussion with regulators in each of these jurisdictions and a decision is expected to be announced by the European Commission in the coming days. Those advanced discussions include the potential for required remedies. Collectively these potential remedies would represent an immaterial proportion of the total sales for the combined company and would not impact the USD 180 million of net cost synergies expected to be delivered by the end of the third year following completion. Page | 2

Financial result

Consolidated income

(USD million)	1H18	1H19
Sales revenue	**4,502.2**	**4,551.8**
PBITDA	695.2	678.3
- Depreciation and amortisation	(181.4)	(168.7)
PBIT	**513.8**	**509.6**
- Net finance costs	(101.7)	(107.7)
Profit before tax	412.1	401.9
- Income tax expense	(78.2)	(68.3)
- Non-controlling interest	(4.2)	(5.1)
Profit after tax	**329.7**	**328.5**

Consolidated balance sheet

(USD million)	30/06/18	31/12/18
Current assets	3,285.8	3,217.8
Property, plant and equipment	2,698.3	2,623.9
Intangible assets	2,387.8	2,361.4
Investments and other assets	674.8	664.9
Total assets	**9,046.7**	**8,868.0**
Current interest-bearing liabilities	1,822.0	1,481.4
Non-current interest-bearing liabilities	2,671.0	3,032.2
Payables, provisions and other liabilities	3,463.2	3,296.9
Total equity	1,090.5	1,057.5
Total liabilities and equity	**9,046.7**	**8,868.0**

Consolidated operating cash flow

(USD million)	1H18	1H19
PBITDA	695.2	678.3
Net interest paid	(80.7)	(90.0)
Income tax paid	(66.6)	(62.3)
Capital expenditure	(187.1)	(173.4)
Movement in working capital	(275.7)	(213.8)
Segment restructuring initiatives[i]	(34.0)	(26.3)
Other	39.7	2.8
Operating cash flow	**90.8**	**115.3**
Dividends and other equity distributions	(282.2)	(290.6)
Free cash flow	**(191.4)**	**(175.3)**
Acquisitions	(12.2)	(1.0)
Other movements in share capital	(44.5)	(21.0)
Foreign exchange rate changes, hedges and other	0.5	(7.7)
Cash increase / (decrease) in net debt[ii]	**(247.6)**	**(205.0)**

i. Refer pages 5 and 7 for further information.
ii. Refer note (c) "movement in net debt" on page 10 for further information.

Exchange rate impact

For the half year ended 31 December 2018, the negative impact on PAT of translating non-US dollar earnings into US dollars for reporting purposes was approximately USD 12 million (PBIT USD 17 million). Of this amount, approximately USD 3 million reflects a 2% appreciation of the average exchange rate for the US dollar against the Euro, from 0.8502 in the prior year to 0.8682 in the current year. The remaining USD 9 million reflects an appreciation in the weighted average exchange rate for the US dollar against all other currencies of approximately 9%.

Net debt and net finance costs

Net debt was USD 4,023.0 million and leverage, measured as net debt over LTM PBITDA, was 2.8 times at 31 December 2018. Net financing costs of USD 107.7 million were higher than the prior period, mainly reflecting higher costs in the USA.

The next sizeable refinancings are a EUR 550 million Eurobond facility and a USD 750 million revolving syndicated debt facility, both due to mature in April 2019. The refinancing process for these facilities is well underway.

Income tax

Income tax expense for the half year of USD 68.3 million equates to an effective tax rate of 17%.

Dividend

The Directors declared an unfranked interim dividend for the 2018/2019 financial year of 21.5 US cents per share, 0.5 US cents or 2.4% higher than the interim dividend last year.

The interim dividend will be paid in Australian dollars and will be 29.78 cents, 13.8% higher than the interim dividend paid last year. This reflects the interim dividend declared in US dollars converted at an exchange rate of 0.7220, which was the average exchange rate over the five days ending 4 February 2019.

100% of the dividend is sourced from the Conduit Foreign Income Account. The ex-dividend date will be 4 March 2019, the record date will be 5 March 2019 and the payment date will be 1 April 2019.

Page | 3

Outlook commentary for 2018/19 financial year

All outlook and guidance comments throughout this document relate to Amcor on a stand-alone basis and therefore exclude any impact from the Bemis transaction announced on 6 August 2018. Outlook comments reflect expected underlying financial outcomes based on accounts prepared in accordance with International Financial Reporting Standards (IFRS), consistent with the basis of preparation of Amcor's prior period financial results, including results presented throughout this document. Following completion of the Bemis transaction, Amcor intends to report its earnings under US Generally Accepted Accounting Principles (US GAAP). For the 2019 financial year, Amcor's adjusted earnings[i] based on accounts prepared under US GAAP are not expected to be materially different to underlying earnings based on accounts prepared in accordance with IFRS.

Outlook comments for the Flexibles and Rigid Plastics segments are included on pages 6 and 8 respectively. Guidance for corporate costs is included on page 8. In addition, for the 2018/19 financial year:

- net interest costs are expected to be between USD 200 million and USD 210 million, in constant currency terms. Cash interest paid is expected to be in line with the profit and loss charge;
- the effective tax rate is expected to be between 17% and 18%. Cash tax payments are expected to be between 85% and 95% of the profit and loss charge; and
- free cash flow, which is after deducting capital expenditure and dividend payments, is expected to be between USD 200 million to USD 300 million.

Conference call

Amcor is hosting a conference call with investors and analysts to discuss these results today, 11 February 2019 at 11:30 am AEST. Investors are invited to listen to a live audiocast of the conference call at our website, www.amcor.com, in the "Investors" section. A replay of the audiocast will also be available on our website within 24 hours.

Segment information[ii]

(USD million)	1H18 Sales revenue	1H18 PBIT	1H18 Return on funds employed %	1H19 Sales revenue	1H19 PBIT	1H19 Return on funds employed %
Flexibles	3,166.4	396.8	24.4	3,141.2	389.8	24.2
Rigid Plastics	1,335.8	143.7	18.7	1,410.6	148.9	17.6
Investments / Other / Intersegment	-	(26.7)	-	-	(29.1)	
TOTAL	**4,502.2**	**513.8**	**19.7**	**4,551.8**	**509.6**	**19.2**

Cash flow 1H19 (USD million)	Flexibles	Rigid Plastics	Investments / Other	Consolidated
PBITDA	498.1	205.9	(25.7)	678.3
Capital expenditure	(100.9)	(70.5)	(2.0)	(173.4)
Movements in working capital	(132.7)	(104.0)	22.9	(213.8)
Segment restructuring initiatives[iii]	(12.3)	(14.0)	-	(26.3)
Other	44.8	15.5	(57.5)	2.8
Interest			(90.0)	(90.0)
Tax			(62.3)	(62.3)
Operating cash flow	**297.0**	**32.9**	**(214.6)**	**115.3**

i. Adjusted US GAAP earnings will replace Underlying IFRS earnings.
ii. 1H19 refers to underlying result. See pages 9 and 10 for more detail.
iii. Cash spend related to restructuring initiatives. Refer pages 5 and 7 for further information.

Page | 4

Flexibles

Earnings	EUR million 1H18	EUR million 1H19	Δ%	USD million 1H18	USD million 1H19	Δ%	Constant Currency Δ%
Sales revenue	*2,692*	*2,727*	*1.2*	3,166	3,141	(0.8)	2.9
PBIT[(1)]	***337.4***	***338.4***	***0.3***	**396.8**	**389.8**	**(1.8)**	**1.9**
PBIT margin (%)	*12.5*	*12.4*		12.5	12.4		
Average funds employed	*2,987*	*2,903*		3,389	3,424		
Return on funds employed (%)	*24.4*	*24.2*		**24.4**	**24.2**		
Cash flow							
PBITDA	*436.2*	*432.4*		513.1	498.1		
Capital expenditure	*(95.2)*	*(87.6)*		(112.0)	(100.9)		
Movement in working capital	*(112.9)*	*(115.2)*		(132.8)	(132.7)		
Flexibles segment restructuring	*(29.1)*	*(10.7)*		(34.2)	(12.3)		
Other	*33.7*	*38.9*		39.6	44.8		
Operating cash flow	***232.7***	***257.8***		**273.7**	**297.0**		
USD: EUR average exchange rate	*0.85*	*0.87*					

1. 1H19 represents underlying PBIT. This is defined and reconciled on page 9.

The Flexibles segment delivered PBIT of USD 389.8 million, modestly higher than last year in constant currency terms. This reflects earnings growth from acquired businesses, benefits from prior period restructuring initiatives of approximately USD 5 million and organic growth. This was partly offset by an adverse impact of approximately USD 5 million from the normal time lag in recovering higher raw material costs.

Margins expanded by approximately 10 basis points compared with last year excluding the sales revenue impact from passing on higher raw material costs.

Europe, Middle East and Africa

The business delivered good sales growth particularly with large multinational customers, and cost and operating performance remained solid. Sales increased across a range of end markets including the healthcare, petcare and coffee segments, however overall product mix was unfavourable mainly within food categories.

During the period, the business secured a multi-year extension to the long-term relationship with Nespresso for the continued supply of coffee capsule packaging and for continued collaboration on sustainability initiatives.

Americas

In the Americas, organic growth in the healthcare segments, benefits from prior period restructuring and cost savings initiatives as well as earnings growth from the Alusa business were partly offset by unfavourable product mix.

Asia Pacific

The business delivered good sales growth particularly with large multinational customers and cost performance was excellent with the business benefiting from prior period restructuring and cost savings initiatives. This was partly offset by the normal lag in recovering higher raw material costs, particularly in countries where local currencies have depreciated against the US dollar.

During the period, the business officially opened a greenfield plant in the high-growth Indian market. The plant is a dedicated facility for Unilever and provides an excellent opportunity to improve Amcor's product offering and to strengthen the partnership with an important global customer.

Page | 5

Specialty Cartons The business performed well with business wins in Asia and a normalisation of volumes in Eastern Europe following significant destocking last year, partly offset by lower volumes in Western Europe. Operating cost performance was strong across the business, although costs were higher in the Asia region as the plants in Indonesia and the Philippines onboard volumes transferred from the recently closed plant in Malaysia. Outlook The full year earnings outlook for the Flexibles segment has not changed from the guidance provided in August 201 8. In constant currency terms, the Flexibles segment is expected to deliver solid PBIT growth in the 2018/19 financial year, compared with PBIT of USD 835.1 million achieved in the 2017/18 year. This takes into account: • • modest organic growth, which assumes no earnings impact related to movements in raw material costs; net benefit from prior period acquisitions of approximately USD 10 million after deducting costs to integrate and achieve synergies; and incremental and final restructuring benefits related to initiatives announced on 9 June 2016, of approximately USD 10 million. • Note: Outlook comments relate to Amcor on a stand-alone basis and therefore exclude any impact from the Bemis transaction announced on 6 August 2018. Page | 6

Rigid Plastics

Earnings	USD million 1H18	1H19	Δ%	Constant Currency Δ%
Sales revenue	1,336	1,411	5.6	7.6
PBIT[(1)]	**143.7**	**148.9**	**3.6**	**5.6**
PBIT margin (%)	10.8	10.6		
Average funds employed	1,829	1,800		
Return on funds employed (%)	**18.7**	**17.6**		

Cash flow	1H18	1H19
PBITDA	205.7	205.9
Capital expenditure	(73.0)	(70.5)
Movement in working capital	(157.0)	(104.0)
Rigid Plastics restructuring	-	(14.0)
Other	19.2	15.5
Operating cash flow	**(5.1)**	**32.9**

1. 1H19 represents underlying PBIT. This is defined and reconciled on page 9.

The Rigid Plastics business delivered PBIT of USD 148.9 million during the half year. This growth primarily reflects volume growth in beverage end markets, favourable mix and benefits from restructuring initiatives. The business also delivered growth from acquired businesses, with phasing of integration costs to be weighted to the June 2019 half year.

Margins expanded by approximately 20 basis points compared with last year excluding the sales revenue impact from passing on higher raw material costs.

Restructuring initiatives

As announced on 21 August 2018, a restructuring program commenced in the current period which includes investments to optimise manufacturing footprint, improve productivity and reduce overhead costs.

Full run rate benefits are expected to reach USD 15 million to USD 20 million by the end of the 2019/20 financial year, representing a return of around 40% on cash investment of approximately USD 45 million. Good progress has been made to date and the first half result includes a modest PBIT benefit. As restructuring activities gain further momentum, the benefit is expected to increase to approximately USD 5 million to 10 million for the 2018/19 financial year.

Total after-tax costs are expected to be between USD 50 million and USD 60 million (pre-tax USD 60 million and USD 70 million). The majority of these costs will be incurred in the 2018/19 financial year, with approximately USD 30 million (USD 35 million pre-tax) incurred in the first half and excluded from underlying earnings.

North America

Overall beverage volumes were 2% higher than the same period last year. Mix improved with combined preform and cold fill container volumes 3% lower and hot fill container volumes 11% higher than the prior year. This primarily reflects stronger overall market demand, improved customer mix and continued volume growth with regional customers. Operating cost performance has continued to be strong. Product mix was also favourable in the Bericap closures business.

The specialty containers business delivered benefits from acquired businesses with phasing of integration costs to be weighted towards the June 2019 half year.

Latin America

Overall volumes were 1% higher than last year, inclusive of lower volumes in Argentina where economic conditions have adversely impacted consumer demand. Excluding Argentina, volumes were 6% higher than last year, reflecting double-digit growth in Colombia, Mexico and Central America. The business also delivered benefits from cost reduction and restructuring initiatives.

Page | 7

Outlook

The full year earnings outlook for the Rigid Plastics segment has not changed from the guidance provided in August 2018. The Rigid Plastics segment is expected to deliver solid underlying PBIT growth in the 2018/19 financial year, compared with USD 312.0 million achieved in the 2017/18 year. This takes into account:

- modest organic growth;
- net benefit from prior period acquisitions of approximately USD 5 million to USD 10 million after deducting costs to integrate and achieve synergies; and
- approximately USD 5 million to USD 10 million of benefits from restructuring initiatives.

Investments / Other

	USD million	
PBIT	**1H18**	**1H19**
AMVIG (48% interest; equity accounted investment)	7.1	7.0
Corporate costs[1]	(33.8)	(36.1)
Total	**(26.7)**	**(29.1)**

1. 1H19 represents underlying PBIT. This is defined and reconciled on page 9.

For the 2018/19 financial year, corporate costs are expected to be between USD 85 million and USD 95 million, in constant currency terms.

For further information please contact:

Investors
Tracey Whitehead
Head of Investor Relations
Amcor Limited
+61 3 9226 9028
tracey.whitehead@amcor.com

Media – Australia
James Strong

Citadel-MAGNUS
+61 448 881 174
jstrong@citadelmagnus.com

Media – Europe
TR Reid
Head of Global Communications
Amcor Limited
+41 44 316 7674
TR.Reid@amcor.com

Media – North America
Daniel Yunger

KekstCNC
+1 212 521 4879
daniel.yunger@kekstcnc.com

About Amcor

Amcor (ASX: AMC; www.amcor.com) is a global leader in developing and producing high-quality, responsible packaging for a variety of food, beverage, pharmaceutical, medical-device, home and personal care and other products. Amcor works with leading companies around the world to protect their products and the people who rely on them, differentiate brands, and improve supply chains, through a broad range of flexible packaging, rigid containers, specialty cartons, closures and services. The Group's 35,000 people generate more than USD 9 billion in sales from operations that span some 200 locations in more than 40 countries.

Page | 8

Footnotes and appendix information Footnotes applicable to this announcement (1) Throughout this document, all references to 1H19 are to underlying earnings and references to 1H18 are to statutory earnings unless otherwise indicated. Underlying earnings for 1H19 are defined and reconciled below. Certain non-IFRS financial information has been presented within this news release. This information is presented to assist in making appropriate comparisons with prior periods and to assess the operating performance of the business. Amcor uses these measures to assess the performance of the business and believes that the information is useful to investors. Non-IFRS information, including underlying earnings and average funds employed has not been audited but has been extracted from Amcor’s audited financial statements. For a reconciliation of IFRS compliant statutory result for the period to underlying results see below. Free cash flow is operating cash flow less dividends and other equity distributions. Operating cash flow is after capital expenditure, proceeds from sale of property, plant and equipment and other items. Refer to notes (a) and (b) on page 10 for further information. Return on average funds employed are calculated as last 12 months PBIT over average funds employed for the previous 12 months. Calculated as net debt at period end divided by LTM PBITDA. LTM PBITDA at 31 December 2018 has been translated at average exchange rates applicable for 1H19. (2) (3) (4) (5) Reconciliation of statutory earnings to underlying earnings (181.4) Segmental reconciliation of statutory PBIT to underlying PBIT revenue Statutory PBIT PBIT PBIT ROAFE% Details of adjustments ts / Other Acronyms used in this announcement PAT PBIT PBITDA Profit after tax. Within Amcor’s interim financial report, PAT equals profit for the financial period attributable to owners of Amcor Limited. Profit before interest and tax. Within Amcor’s financial report, PBIT equals profit from operations. Profit before interest, tax, depreciation and amortisation. PBITDA is derived by adding back depreciation and amortisation extracted from Amcor’s financial report to PBIT. Return on average funds employed, calculated as last 12 months PBIT over average funds employed for the previous 12 months. Earnings per share. International Financial Reporting Standards. Last twelve months. Financial year. Annual general meeting. Mergers & acquisitions. United States Generally Accepted Accounting Principles. ROAFE EPS IFRS LTM FY AGM M&A USGAAP Page | 9 EUR million Flexibles Income statement1H181H19 USD million FlexiblesRigid PlasticsInvestmenConsolidated 1H181H191H181H191H181H191H181H19 Segment restructuring--Bemis transaction and integration costs-(1.0) Hyperinflation impact-(0.2) Net legal settlements-----(37.7)---(37.7) -(1.2)-(0.7)-(33.3)-(35.2) -(0.3)-(11.1)---(11.4) -----15.5-15.5 Total PBIT adjustments-(1.2) -(1.5)-(49.5)-(17.8)-(68.8) Net monetary loss-(1.3) Tax on adjustments-0.2 -(1.4)-(3.6)---(5.0) -0.2-10.6-2.1-12.9 Total PAT adjustments(2.3) (2.7)(42.5)(15.7)(60.9) 1H18 Segment information SalesStatutoryAdjustmentUnderlyingUnderlying (USD million)revenuePBITPBITPBITROAFE% 1H19 SalesAdjustments UnderlyingUnderlying Flexibles Rigid Plastics Investments / Other / Intersegment TOTAL 3,166.4396.8-1,335.8143.7--(26.7)-396.824.4 143.718.7 (26.7) - 3,141.2388.3(1.5) 1,410.699.4(49.5) -(46.9)(17.8) 389.824.2 148.917.6 (29.1)-4,502.2513.8-513.819.7 4,551.8440.8(68.8) 509.619.2 Statutory earnings (USD million)1H181H19 Adjustments 1H181H19 Underlying earnings 1H181H19 Sales revenue PBITDA - Depreciation and amortisation PBIT - Net finance costs - Net monetary loss Profit before tax - Income tax expense - Non-controlling interest Profit after tax 4,502.24,551.8 695.2609.5 (168.7) ---(68.8) --4,502.24,551.8 695.2678.3 (181.4)(168.7) 513.8440.8 (101.7)(107.7) -(5.0) -(68.8) ---(5.0) 513.8509.6 (101.7)(107.7) --412.1328.1 (78.2) (55.4) (4.2) (5.1) -(73.8) -12.9 --412.1401.9 (78.2) (68.3) (4.2) (5.1) 329.7267.6 -(60.9) 329.7328.5

Further details of certain non-IFRS financial measures used within this announcement:

(a) **Operating cash flow** is cash flow from operating activities calculated in accordance with IFRS and extracted from Amcor's financial report, adjusted to take into account capital expenditure and other items. This measure is reconciled to cash flow from operating activities as follows:

	USD million	
	1H18	**1H19**
Operating cash flow	90.8	115.3
Capital expenditure	187.1	173.4
Proceeds from sale of PP&E	(107.0)	(60.3)
Other items	7.2	0.6
Cash flow from operating activities	178.1	229.0

(b) **Free cash flow** is operating cash flow (refer note (a) above) less dividends paid during the period calculated in accordance with IFRS and extracted from Amcor's financial report.

(c) **Movement in net debt** is reconciled to the net increase in cash held calculated in accordance with IFRS and extracted from Amcor's financial report as follows:

	USD million	
	1H18	**1H19**
Proceeds from borrowings	(2,328.4)	(3,280.8)
Repayment of borrowings	2,276.5	3,203.8
Net decrease in cash held	(191.2)	(121.1)
Effects of exchange rate changes on cash and cash equivalents	(4.8)	(15.6)
Other items	0.3	8.7
Cash increase in net debt	(247.6)	(205.0)

(d) **Underlying earnings** is defined and reconciled to IFRS compliant statutory earnings on page 9.

US Legal Considerations

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. Amcor Limited ("Amcor"), its subsidiary Amcor plc (f/k/a Arctic Jersey Limited) ("New Amcor") and Bemis Company, Inc. ("Bemis") have identified some of these forward-looking statements with words like "believe," "may," "could," "would," "might," "possible," "will," "should," "expect," "intend," "plan," "anticipate," "estimate," "potential," "outlook" or "continue," the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transactions, including future financial and operating results and expected synergies and cost savings related to the contemplated transactions, the plans, objectives, expectations and intentions of Amcor, New Amcor or Bemis and the expected timing of the completion of the contemplated transactions. Such statements are based on the current expectations of the management of Amcor or Bemis, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of Amcor, New Amcor or Bemis, or any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of the transactions by Bemis's and Amcor's shareholders, as required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval; the effects of disruption caused by the announcement of the contemplated transactions or the performance of the parties' obligations under the transaction agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; uncertainties as to the availability and terms of refinancing for the existing indebtedness of Amcor or Bemis in connection with the contemplated transactions; uncertainties as to whether and when New Amcor may be listed in the US S&P 500 index and the S&P / ASX 200 index; uncertainties as to whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; other risks and uncertainties discussed in Amcor's disclosures to the Australian Securities Exchange ("ASX"), including the "2018 Principal Risks" section of Amcor's Annual Report 2018; and other risks and uncertainties discussed in Bemis's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the "Risk Factors" section of Bemis's annual report on Form 10-K for the fiscal year ended December 31, 2017. You can obtain copies of Amcor's disclosures to the ASX for free at ASX's website (www.asx.com.au). You can obtain copies of Bemis's filings with the SEC for free at the SEC's website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and none of Amcor, New Amcor or Bemis undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Legal Disclosures

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information Filed with the SEC

In connection with the contemplated transactions, New Amcor intends to file a registration statement on Form S-4 with the SEC that will include a joint proxy statement of Bemis and prospectus of New Amcor. The joint proxy statement/prospectus will also be sent or given to Bemis shareholders and will contain important information about the contemplated transactions. **Shareholders are urged to read the joint proxy statement/prospectus and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Bemis, Amcor, New Amcor, the contemplated transactions and related matters.** Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bemis, Amcor and New Amcor through the SEC's website (www.sec.gov).

Participants in the Solicitation

Bemis, Amcor, New Amcor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bemis shareholders in connection with the contemplated transactions. Information about Bemis's directors and executive officers is set forth in its proxy statement for its 2018 Annual Meeting of Shareholders and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which may be obtained for free at the SEC's website (www.sec.gov). Information about Amcor's directors and executive officers is set forth in its Annual Report 2017, which may be obtained for free at ASX's website (www.asx.com.au). Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the joint proxy statement/prospectus that New Amcor intends to file with the SEC.

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